Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this discussion together with our unaudited condensed consolidated interim financial statements, including the notes thereto, for the three and six months ended June 30, 2026 and 2025 included as Exhibit 99.3 to the Report on Form 6-K to which this discussion is attached as Exhibit 99.2. We also recommend that you read “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements for fiscal year 2025, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”). In addition, we recommend that you read any public announcements made from time to time by Pharvaris N.V.

The following discussion is based on our financial information prepared in accordance with the IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. We maintain our books and records in euros. Unless otherwise indicated, all references to currency amounts in this discussion are in euros.

The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key Information—D Risk factors” in the Annual Report and under “Risk factors” in any other periodic filings with the Securities and Exchange Commission.

Unless otherwise indicated or the context otherwise requires, all references to “Pharvaris” or the “Company,” “we,” “our,” “ours,” “us”, or similar terms refer to Pharvaris N.V. and its subsidiaries.

Overview

We are a late-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases. Our first molecule, deucrictibant (previously referred to as PHA-022121 or PHA121), is a novel, oral, small-molecule bradykinin B2 receptor antagonist under development for the prevention or treatment of attacks due to bradykinin-mediated angioedema (AE-BK), including hereditary angioedema (HAE) and acquired angioedema due to C1-inhibitor deficiency (AAE-C1INH). Deucrictibant has the potential to address unmet medical needs by bringing improvements beyond the therapeutic profile of existing medicines and providing patients with quality of life and convenience that is superior to current standard-of-care. We believe deucrictibant has the potential to provide injectable-like efficacy™ with a well-tolerated profile and the convenience of an oral therapy for both the prophylactic and on-demand treatment of HAE attacks.

Deucrictibant may address unmet medical needs of people living with AE-BK by both preventing attacks from occurring, using an extended-release (XR) tablet formulation of deucrictibant (previously referred to as PHVS719), and treating the manifestations of attacks, using an immediate-release (IR) capsule formulation of deucrictibant (previously referred to as PHVS416). The XR tablet formulation is designed to maintain therapeutic levels for over 24 hours and to achieve a steady-state plasma concentration within 72 hours, supporting a once-daily dosing regimen. The IR capsule formulation is designed to rapidly reach therapeutic exposure in order to mitigate HAE attacks symptoms rapidly and completely with a single oral dose.

In addition to the differentiation of our individual products, having on-demand and prophylactic products with the same active ingredient enables patients to maintain a trusted active medicine if they change their treatment approach by moving from on-demand to prophylactic treatment (or back). This may be particularly valued by children or adolescents who typically begin therapy with on-demand only and gradually move to prophylaxis as attack severity and/or frequency increase (commonly after puberty).

We reported topline data from RAPIDe-3, a global, pivotal Phase 3, placebo-controlled study to evaluate deucrictibant IR capsule (20 mg) for the on-demand treatment of attacks in people 12 years and older with HAE, in December 2025. Deucrictibant demonstrated a clinically differentiated profile by meeting the primary and all key secondary efficacy endpoints with statistical significance and was well tolerated. A New Drug Application (NDA) for deucrictibant IR for the on-demand treatment of HAE attacks is currently under review with the U.S. Food and Drug Administration (FDA) with a Prescription Drug User Fee Act (PDUFA) target action date of April 23, 2027. A Marketing Authorization Application (MAA) is currently under review with the European Medicines Agency (EMA).

In December 2024, we initiated CHAPTER-3, a global, pivotal, randomized, double-blind, placebo-controlled Phase 3 study of orally administered deucrictibant extended-release tablet for the prophylaxis of angioedema attacks in adults and adolescents (12 years and older) with HAE. We expect to report topline data from this study by September 30, 2026.

In October 2025, we initiated CREAATE, a global, pivotal Phase 3 study to assess the efficacy and safety of deucrictibant for the prophylactic and on-demand treatment of AAE-C1INH attacks.

A wide variety of events beyond our control, including natural or man-made disasters, power shortages, fires, extreme weather conditions, pandemics, epidemics or outbreaks of infectious diseases, political instability or other events could disrupt our business or operations or those of our development partners, manufacturers, regulators or other third parties with whom we conduct business now or in the future. These events may cause businesses and government agencies to be shut down, supply chains to be interrupted, slowed, or rendered inoperable, and individuals to become ill, quarantined, or otherwise unable to work and/or travel due to health reasons or governmental restrictions. Additionally, we are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, foreign currency risk and interest rate risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For a detailed discussion, see Note 17 to our consolidated financial statements included in the Annual Report.

In addition, the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries with respect to the invasion of Ukraine and the conflict in the Middle East have created global security concerns that could result in regional conflicts and also adversely affect our ability to conduct ongoing and future clinical trials of our product candidates. For example, our RAPIDe-1 and CHAPTER-1 studies include a significant number of patients in Germany, Poland, and Bulgaria, and we have a patient in Israel. A further escalation of the conflicts in Ukraine or the Middle East may potentially impact our ability to complete our ongoing and planned clinical trials in these countries on a timely basis, or at all. Clinical trials in these countries could be suspended or terminated, and we may be prevented from obtaining data on patients already enrolled at affected sites. Any of the foregoing could impede the execution of our clinical development plans.

Financial Operations Overview

Revenues

We did not record any revenues during the period covered by the historical financial information included in this Report. We do not expect to recognize any product sales related revenues before we are able to commercialize our first product.

Research and development expenses

We are focused on the clinical development of deucrictibant. Since our inception, we have devoted substantially all of our resources to research and development efforts relating to the development of deucrictibant and our product candidates IR and XR. We expect that we will continue to incur significant research and development expenses as we seek to complete the clinical development of, and achieve regulatory approval for, our product candidates IR and XR, and in connection with discovery and development of any additional product candidates.

Research and development expenses consist of the following:

•
employee benefits expenses, which includes salaries, pensions, share-based compensation (SBC) expenses, bonus plans, travel and other related costs for research and development staff;
•
nonclinical expenses, which include costs of our outsourced discovery and nonclinical development studies;
•
clinical expenses, which includes costs of conducting and managing our sponsored clinical trials, including clinical investigator costs, costs of clinical sites, and costs for CROs assisting with our clinical development programs;
•
manufacturing expenses, which include costs related to the manufacturing of active pharmaceutical ingredients and manufacturing of the products used in our clinical trials and research and development activities;
•
costs related to regulatory activities, including collecting data, preparing and submitting filings, communicating with regulatory authorities, and reviewing the design and conduct of clinical trials for compliance with applicable requirements;
•
costs in connection with investigator-sponsored clinical trials and evaluations;

•
advisers’ fees, including discovery, nonclinical, clinical, chemistry, manufacturing, and controls-related and other consulting services;
•
intellectual property costs, which includes costs associated with obtaining and maintaining patents and other intellectual property; and
•
license costs.

We expect our total research and development expenses to increase in 2026, driven by activities supporting the preparation and submission of the New Drug Application for IR to regulatory authorities, as well as the continued development of our XR product candidate and our clinical study in AAE.

There is a risk that any clinical development or product discovery program may not result in commercial approval. To the extent that we fail to obtain approval to commercialize our product candidate in a timely manner, we would need to continue to conduct nonclinical studies or clinical trials over a longer period of time, and we anticipate that our research and development expenses may further increase.

Clinical development timelines and associated costs may vary significantly and FDA approval of deucrictibant IR for the treatment of on-demand attacks in 2027 is highly uncertain. Moreover, we cannot assure that we will be able to successfully commercialize our deucrictibant product candidate, if approved for marketing. This is due to numerous risks and uncertainties associated with developing drugs. See “ITEM 3. KEY INFORMATION: — D. Risk factors.” in our Annual Report and under “Risk factors” in any other periodic filings with the Securities and Exchange Commission for a discussion of these risks and uncertainties.

General and administrative expenses

We anticipate that we will continue to incur significant general and administrative expenses as we advance our research and development portfolio towards potential commercialization. General and administrative expenses consist of the following:

•
employee benefits, including salaries, pensions, share-based compensation expenses, bonus plans, and other related costs for staff and independent contractors in executive and operational functions;
•
independent auditors’ and advisers’ fees, including accounting, tax, legal, and other consulting services;
•
rental expenses, insurance, facilities and IT expenses, and other general expenses relating to our operations;
•
travel related expenses; and
•
expenses related to the build-out of our commercial organization, including hiring of personnel, assessments of the HAE market landscape, pricing research, and congress attendance.

We expect our total general and administrative expenses to increase in 2026, primarily due to the build out of our commercial organization.

Share-based compensation expenses

In 2016, we implemented an Equity Incentive Plan (the Plan), in order to advance the interests of our shareholders by enhancing our ability to attract, retain and motivate persons who are expected to make important contributions to us and by providing such persons with performance-based incentives that are intended to better align the interests of such persons with those of our shareholders. In order to incentivize our directors and employees, our Board adopted the Pharvaris N.V. 2021 Equity Incentive Plan (the 2021 Plan) for employees, consultants and directors prior to the completion of our initial public offering (IPO). The 2021 Plan became effective upon our conversion from Pharvaris B.V. into Pharvaris N.V., which occurred prior to the consummation of our IPO. The 2021 Plan provides for the grant of options, stock appreciation rights, restricted stock, RSUs, performance stock awards, other stock-based awards, performance cash awards, and substitute awards. The fair values of these instruments are recognized as personnel expenses in either research and development expenses or general and administrative expenses.

Result of operations

The financial information shown below was derived from our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2026 and 2025 included as Exhibit 99.3 to this Report on Form 6-K. The discussion below should be read along with these unaudited condensed consolidated interim financial statements, and it is qualified in its entirety by reference to them.

Comparison of the three months ended June 30, 2026 and June 30, 2025.

	For the three months ended June 30,
	2026	2025	Change	%
	€	€	€
Research and development expenses	(35,000,168)	(29,607,908)	(5,392,260)	18%
General and administrative expenses	(15,788,119)	(10,765,189)	(5,022,930)	47%
Total operating expenses	(50,788,287)	(40,373,097)	(10,415,190)	26%
Operating loss	(50,788,287)	(40,373,097)	(10,415,190)	26%
Finance income / (expense)	3,547,758	(4,904,807)	8,452,565	(172)%
Loss before tax	(47,240,529)	(45,277,904)	(1,962,625)	4%
Income taxes	(602,200)	(202,782)	(399,418)	197%
Loss for the period	(47,842,729)	(45,480,686)	(2,362,043)	5%

Revenues

We did not generate any revenues for the three months ended June 30, 2026 and June 30, 2025.

Research and development expenses

	For the three months ended June 30,
	2026	2025	Change	%
	€	€	€
Personnel	(10,761,205)	(9,351,648)	(1,409,557)	15%
Clinical	(20,769,302)	(14,712,960)	(6,056,342)	41%
Nonclinical	(1,053,570)	(2,858,075)	1,804,505	(63)%
Manufacturing	(1,342,173)	(2,571,095)	1,228,922	(48)%
License fees	(1,000,000)	—	(1,000,000)	100%
Intellectual Property	(73,918)	(114,130)	40,212	(35)%
Total research and development	(35,000,168)	(29,607,908)	(5,392,260)	18%

Research and development expenses increased from €29.6 million for the three months ended June 30, 2025 to €35.0 million for the three months ended June 30, 2026. The increase primarily relates to increased clinical, personnel expenses, and licensing fees, offset by decreases in nonclinical and manufacturing expenses.

For the three months ended June 30, 2026 and 2025, personnel expenses were €10.8 million and €9.4 million, respectively, an increase of €1.4 million. The increase in personnel expenses is primarily driven by the hiring of additional employees to support the progression of the regulatory filings and medical affairs activities in preparation for the potential launch of the IR product. Personnel expenses include €2.9 million of share-based compensation versus €2.8 million in the prior-year period.

For the three months ended June 30, 2026 and 2025, clinical expenses were €20.8 million and €14.7 million, respectively. This represents an increase of €6.1 million, primarily due to higher spending on the conduct of the IR extension, the XR long-term, open-label, and the CREAATE (AAE) clinical studies, plus additional activities to support the progression of the regulatory filing and potential launch of the IR product offset by completion of the RAPIDe-3 (IR) Phase 3 clinical trial.

For the three months ended June 30, 2026 and 2025, manufacturing expenses were €1.3 million and €2.6 million, respectively. This represents a decrease of €1.2 million, primarily due to a decrease in XR manufacturing activities.

For the three months ended June 30, 2026 and 2025, nonclinical expenses were €1.1 million and €2.9 million, respectively. This represents a decrease of €1.8 million, primarily due to decreased work performed on discovery programs.

The following table summarizes our research and development expenses by project for the three months ended June 30, 2026 and 2025:

	Three months ended June 30,
	2026	2025	Change	%
Project-Specific Expenses	€	€	€
On-Demand (IR)	(6,760,034)	(4,688,991)	(2,071,043)	44%
Prophylaxis (XR)	(8,511,379)	(7,864,089)	(647,290)	8%
AAE	(2,201,220)	(384,630)	(1,816,590)	472%
Unallocated Expenses
Personnel	(10,761,205)	(9,351,648)	(1,409,557)	15%
Other	(6,766,330)	(7,318,550)	552,220	(8)%
Total research and development expenses	(35,000,168)	(29,607,908)	(5,392,260)	18%

The On-Demand (IR) project-specific expenses increase of €2.1 million versus the prior year period is primarily due to higher spending on the conduct of the IR extension clinical study, a licensing fee and activities to support the progression of the regulatory filing and potential launch of the IR product offset by completion of the RAPIDe-3 (IR) Phase 3 clinical trial.

The Prophylaxis (XR) project-specific expenses increase of €0.6 million versus the prior year period is primarily due to by an increase in the XR long-term, open-label clinical study offset by the completion and wind down of Phase 1 through Phase 3 XR clinical trials and a decrease in manufacturing expenses.

The AAE project-specific expenses increase of €1.8 million versus the prior year period is primarily due to the commencement and progress of the CREAATE trial, a global, pivotal Phase 3 study.

General and administrative expenses

	For the three months ended June 30,
	2026	2025	Change	%
	€	€	€
Personnel	(7,503,343)	(5,775,619)	(1,727,724)	30%
Professional	(3,281,897)	(1,686,774)	(1,595,123)	95%
Insurance, facilities and office	(1,705,557)	(1,389,322)	(316,235)	23%
Accounting, tax and auditing fees	(541,938)	(743,906)	201,968	(27)%
Travel	(469,521)	(274,070)	(195,451)	71%
Consulting fees	—	(28,497)	28,497	(100)%
Other	(2,285,863)	(867,001)	(1,418,862)	164%
Total general and administrative	(15,788,119)	(10,765,189)	(5,022,930)	47%

General and administrative expenses increased from €10.8 million for the three months ended June 30, 2025 to €15.8 million for the three months ended June 30, 2026. The increase in general and administrative expenses is primarily due to increases in commercial personnel, and commercial and IT professional and other expenses, in support of the progression of IR towards potential launch.

For the three months ended June 30, 2026 and 2025, personnel expenses were €7.5 million and €5.8 million, respectively. The €1.7 million increase in personnel expenses is prmarily driven by share-based compensation and the hiring of commercial employees to support the potential launch of the IR product. Personnel expenses include an amount of €3.7 million of share-based compensation versus €2.7 million in the prior-year period.

For the three months ended June 30, 2026 and 2025, professional fees were €3.3 million and €1.7 million, respectively. This represents an increase of €1.6 million, primarily due to commercial and IT expenses supporting the progression of the IR program towards potential commercialization.

For the three months ended June 30, 2026 and 2025, other expenses were €2.3 million and €0.9 million, respectively, an increase of €1.4 million. The increase is primarily due to commercial conference and market data expenses supporting the progression of the IR program towards potential commercialization as well as advisory board expenses.

Finance income / (expense) - net

Finance income (expense) for the three months ended June 30, 2026 and 2025 was €3.5 million and (€4.9) million, respectively. The €8.5 million year-over-year variance was primarily attributable to foreign exchange losses recognized in the second quarter of 2025, driven by a devaluation of the USD versus the Euro, compared to foreign exchange gains recognized in the same period of 2026 resulting from an appreciation in value of the USD versus the Euro.

Income taxes

Income taxes are accounted for in accordance with IAS 34. The interim period is considered part of a larger financial year, where the income tax is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated tax expenses are determined based on a full-year basis and subsequently allocated using the expected full-year effective tax rate. The one-off items are recognized in full in the interim period in which they emerge. In the total interim tax charge, no distinction is made between current and deferred tax expenses/income.

The tax expense over the three months ended June 30, 2026 relates to the Company's U.S. and Dutch fiscal unity.

Comparison of the six months ended June 30, 2026 and June 30, 2025

	For the six months ended June 30,
	2026	2025	Change	%
	€	€	€
Research and development expenses	(65,161,330)	(60,522,301)	(4,639,029)	8%
General and administrative expenses	(29,898,958)	(22,037,107)	(7,861,851)	36%
Total operating expenses	(95,060,288)	(82,559,408)	(12,500,880)	15%
Operating loss	(95,060,288)	(82,559,408)	(12,500,880)	15%
Finance (expense)/income	8,892,193	(8,756,652)	17,648,845	(202)%
Loss before tax	(86,168,095)	(91,316,060)	5,147,965	(6)%
Income taxes	(875,307)	(505,449)	(369,858)	73%
Loss for the period	(87,043,402)	(91,821,509)	4,778,107	(5)%

Revenues

We did not generate any revenues for the six months ended June 30, 2026 and June 30, 2025.

Research and development expenses

	For the six months ended June 30,
	2026	2025	Change	%
	€	€	€
Personnel	(20,750,961)	(17,777,098)	(2,973,863)	17%
Clinical	(35,401,888)	(32,049,342)	(3,352,546)	10%
Manufacturing	(5,445,858)	(5,799,627)	353,769	(6)%
Nonclinical	(2,221,861)	(4,708,265)	2,486,404	(53)%
License fees	(1,000,000)	—	(1,000,000)	100%
Intellectual Property	(340,762)	(187,969)	(152,793)	81%
Total research and development	(65,161,330)	(60,522,301)	(4,639,029)	8%

Research and development expenses increased from €60.5 million for the six months ended June 30, 2025, to €65.2 million for the six months ended June 30, 2026. The increase primarily relates to increased personnel and clinical expenses and licensing fees, offset by a decrease in nonclinical expenses.

For the six months ended June 30, 2026 and 2025, personnel expenses were €20.8 million and €17.8 million, respectively, an increase of €3.0 million. The increase in personnel expenses is primarily driven by the hiring of employees to support the progression of the regulatory filings and medical affairs activities in preparation for the potential launch of the IR product. Personnel expenses include €5.1 million of share-based compensation versus €5.0 million in the prior-year period.

For the six months ended June 30, 2026 and 2025, clinical expenses were €35.4 million and €32.0 million, respectively. This represents an increase of €3.4 million primarily due to higher spending on the conduct of the CREAATE (AAE), the XR long-term, open-label, and the IR extension clinical studies plus additional activities to support the progression of the regulatory filing and potential launch of the IR product offset by completion of the RAPIDe-3 (IR) Phase 3 clinical trial.

For the six months ended June 30, 2026 and 2025, nonclinical expenses were €2.2 million and €4.7 million, respectively. This represents a decrease of €2.5 million which primarily relates to a decline in nonclinical discovery research.

The following table summarizes our research and development expenses by project for the six months ended June 30, 2026 and 2025:

	Six months ended June 30,
	2026	2025	Change	%
Project-Specific Expenses	€	€	€
On-Demand (IR)	(11,271,967)	(13,869,345)	2,597,378	(19)%
Prophylaxis (XR)	(16,877,971)	(15,924,778)	(953,193)	6%
AAE	(4,544,725)	(633,018)	(3,911,707)	618%
Unallocated Expenses
Personnel	(20,750,961)	(17,777,098)	(2,973,863)	17%
Other	(11,715,706)	(12,318,062)	602,356	(5)%
Total research and development expenses	(65,161,330)	(60,522,301)	(4,639,029)	8%

The On-Demand (IR) project-specific expenses decrease of €2.6 million versus the prior year period is primarily due to completion of the RAPIDe-3 (IR) Phase 3 clinical trial offset by higher spending on the conduct of the IR extension clinical study, a licensing fee, and activities to support the progression of the regulatory filing and potential launch of the IR product.

The Prophylaxis (XR) project-specific expenses increase of €1.0 million versus the prior year period is primarily due to by an increase in the XR long-term, open-label clinical study offset by the completion and wind down of Phase 1 through Phase 3 XR clinical trials and decreases in manufacturing and nonclinical development activities.

The AAE project-specific expenses increase of €3.9 million versus the prior year period is primarily due to the commencement and progress of the CREAATE trial.

General and administrative expenses

	For the six months ended June 30,
	2026	2025	Change	%
	€	€	€
Personnel	(13,750,840)	(10,804,858)	(2,945,982)	27%
Professional fees	(6,855,363)	(4,290,920)	(2,564,443)	60%
Insurance, facilities and office	(3,025,469)	(2,740,083)	(285,386)	10%
Accounting, tax and auditing fees	(1,121,973)	(1,361,229)	239,256	(18)%
Travel	(726,558)	(599,201)	(127,357)	21%
Consulting fees	—	(76,065)	76,065	(100)%
Other	(4,418,755)	(2,164,751)	(2,254,004)	104%
Total general and administrative	(29,898,958)	(22,037,107)	(7,861,851)	36%

General and administrative expenses increased from €22.0 million six months ended June 30, 2025, to €29.9 million for the six months ended June 30, 2026. The increase in general and administrative expenses is primarily due to increases in commercial personnel and commercial and IT professional and other expenses, in support of the progression of IR towards potential launch.

For the six months ended June 30, 2026 and 2025, personnel expenses were €13.8 million and €10.8 million, respectively. The €2.9 million increase in personnel expenses is primarily driven by share-based compensation and the hiring of commercial employees to support the potential launch of the IR product. Personnel expenses include €6.4 million of share-based compensation versus €4.7 million in the prior-year period.

For the six months ended June 30, 2026 and 2025, professional fees were €6.9 million and €4.3 million, respectively. This represents an increase of €2.6 million, primarily due to commercial and IT expenses supporting the progression of the IR program towards potential commercialization.

For the six months ended June 30, 2026 and 2025, other expenses were €4.4 million and €2.2 million, respectively, an increase of €2.3 million. The increase is primarily due to conference and market data expenses supporting the progression of the IR program towards planned commercialization as well as advisory board expenses.

Finance (expense) / income - net

Finance (expense) / income - net, for the six months ended June 30, 2026 and 2025 was €8.9 million and (€8.8) million, respectively. Of the change of €17.6 million, primarily concerns foreign exchange gains in 2026 versus a loss in 2025, given the devaluation of the USD in comparison to the EUR in prior year. Interest income represents € 1.5 million this change, impacted by higher fund availability in 2026.

Income taxes

Income taxes are accounted for in accordance with IAS 34. The interim period is considered part of a larger financial year, where the income tax is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated tax expenses are determined based on a full-year basis and subsequently allocated using the expected full-year effective tax rate. The one-off items are recognized in full in the interim period in which they emerge. In the total interim tax charge, no distinction is made between current and deferred tax expenses/income.

Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. For the six months ended June 30, 2026 and 2025, we incurred losses of €87.0 million and €91.8 million, respectively. Since inception, we have not generated any revenues or net cash flows from sales. We will not receive any revenues or net cash flows from sales until we successfully develop a product candidate, obtain regulatory approval and successfully commercialize it. There is no assurance that we will be able to do so.

To date, we have relied on the issuance of equity securities to finance our operations and internal growth. We have previously offered and sold ordinary shares and pre-funded warrants pursuant to underwritten offerings, private placements and at-the-market sales programs. In July 2025, we conducted an underwritten offering of ordinary shares and pre-funded warrants to purchase ordinary shares that generated net proceeds of approximately €160.9 million ($189 million). In May 2026, we conducted an underwritten offering of ordinary shares that generated net proceeds of approximately $124.3 million.

As of June 30, 2026 we held cash and cash equivalents of €318.3 million. Of the cash on hand, €0.1 million relates to guarantees. We do not expect positive operating cash flows in the foreseeable future and remain dependent on additional financing to fund our research and development expenses, general and administrative expenses and financing costs. We believe that the available cash balances are sufficient to execute our operating plan and strategies and to meet the anticipated working capital requirements and settle all expected liabilities for at least twelve months from the issuance date of the consolidated statements of loss and comprehensive loss. Accordingly, the consolidated statements of loss and comprehensive loss have been prepared on a going concern basis.

Our future viability is dependent on our ability to raise additional capital to finance operations. We will need to finance our operations through public or private securities offerings, debt financings or other sources, which may include licensing, collaborations or other strategic transactions or arrangements. Although we have been successful in raising capital in the past, there is no assurance that we will be successful in obtaining such additional financing on terms acceptable to us, if at all. If we are unable to obtain funding, we could be forced to delay, reduce, or eliminate some or all of our research and development programs for product candidates, product portfolio expansion or commercialization efforts, which could adversely affect our business prospects, or we may be unable to continue operations.

Our contractual obligations and commitments as of June 30, 2026 amounted to €118 million primarily related to research and development contracts.

Cash Flows

Comparison for the six months ended June 30, 2026 and 2025.

The following table sets forth our primary sources and uses of our cash and cash equivalents for each of the periods set forth below:

	For the six months ended June 30,
	2026	2025	Change	%
	€	€	€
Net cash flows used in operating activities	(86,566,932)	(68,451,963)	(18,114,969)	26%
Net cash flows used in investing activities	(79,004)	(144,367)	65,363	(45)%
Net cash flows provided by (used in) financing activities	105,812,502	(98,347)	105,910,849	(107691)%
Net increase (decrease) in cash and cash equivalents	19,166,566	(68,694,677)	87,861,243	(128)%
Cash and cash equivalents at the beginning of the period	291,678,888	280,728,037	10,950,851	4%
Effect of exchange rate changes	7,436,999	(12,461,675)	19,898,674	(160)%
Cash and cash equivalents at the end of the period	318,282,453	199,571,685	118,710,768	59%

Operating activities

Net cash used in operating activities was €86.6 million for the six months ended June 30, 2026 and primarily consisted of a net loss before taxes of €86.2 million adjusted for share-based compensation of €11.5 million, net foreign exchange gain of €6.7 million and finance costs of €0.1 million, an increase in other current assets of €1.5 million and decreases in trade and other payables of €5.8 million and increase in accrued liabilities of €0.8 million as well as other changes in net working capital.

Net cash used in operating activities was €68.5 million for the six months ended June 30, 2025 and primarily consisted of a net loss before taxes of €91.3 million adjusted for share-based compensation of €9.6 million, net foreign exchange losses of €12.0 million and finance income of €0.4 million, an increase in other current assets of €0.4 million and increase in accrued liabilities of €0.9 million and other changes in net working capital.

Financing activities

During May, 2026, we entered into an underwriting agreement with Morgan Stanley & Co. LLC and Leerink Partners LLC as representatives of the underwriters named therein, pursuant to which we agreed to issue and sell in an underwritten offering 4,455,863 ordinary shares, par value €0.12 per share (which includes the exercise in full by the underwriters of their option to purchase up to an additional 581,199 ordinary shares). The offering closed on May 11, 2026, and we generated net proceeds of approximately €105.7 million ($124.3 million), after deducting bank fees of approximately €6.7 million ($7.9 million).

Off-Balance Sheet Arrangements

As of June 30, 2026, we did not have any off-balance sheet arrangements other than the disclosed commitments.

Quantitative and Qualitative Disclosures About Market Risk

During the six months ended June 30, 2026, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report.

Critical Accounting Estimates and Judgments

There have been no material changes to the significant accounting policies and estimates described in Note 2.19 to our consolidated financial statements in the Annual Report.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this management’s discussion and analysis are or may be forward-looking statements with respect to us, our industry and our business that involve substantial risks and uncertainties. All statements other than statements of historical fact contained in this management’s discussion and analysis, including statements regarding our future financial condition, results of operations and/or business achievements, including, without limitation, statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions are forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve unknown risks, uncertainties and other factors which may cause our actual results, financial condition, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Factors that might cause such a difference include, but are not limited to:

•
uncertainty in the outcome of our interactions with regulatory authorities, including the U.S. Food and Drug Administration or FDA, with respect to clinical trials in the U.S. and our ability to resolve any issues to the satisfaction of the FDA or any regulatory agency in a timely manner;
•
the expected timing, progress, or success of our product candidates, especially for XR (extended-release deucrictibant tablets), which is in late-stage global clinical trials;
•
our ability to replicate the efficacy and safety demonstrated in the RAPIDe-1, RAPIDe-2, RAPIDe-3, and CHAPTER-1 Phase 2 and Phase 3 studies in ongoing and future nonclinical studies and clinical trials, such as CHAPTER-3 and CREAATE;
•
the timing and outcome of regulatory approvals, including the timing and outcome of our recent submission of the New Drug Application to the FDA for the on-demand treatment of acute attacks of HAE;
•
risks arising from epidemic diseases which may adversely impact our business, nonclinical studies and clinical trials;
•
our ability to potentially use deucrictibant for alternative purposes, for example to treat C1-INH deficiency (AAE-C1INH);
•
the value of our ordinary shares;

•
the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates, including IR (immediate-release deucrictibant capsules) and XR or any other product candidate that we may develop in the future;
•
our ability to market, commercialize and achieve market acceptance for our product candidates IR and XR or any of our other product candidates that we may develop in the future, if approved;
•
our ability to establish commercial capabilities or enter into agreements with third parties to market, sell and distribute our product candidates;
•
our dependence on third parties to perform critical activities related to the research, nonclinical safety and toxicology studies, development and manufacturing of our product candidates;
•
disruptions at the FDA and other government agencies;
•
the expense, time and uncertainty involved in the development and consistent manufacturing and supply of our product candidates, some or all of which may never reach the regulatory approval stage;
•
our ability to produce sufficient amounts of drug product candidates for commercialization;
•
our ability to raise capital when needed and on acceptable terms;
•
our ability to enter into any new licensing agreements or to maintain any licensing agreements with respect to our product candidates;
•
our reliance on collaboration partners and licensees, whose actions we cannot control;
•
the willingness of private insurers and other payors to provide reimbursement for our products;
•
regulatory developments in the United States, the European Union and other jurisdictions;
•
the outcome and timing of price negotiations with governmental authorities;
•
our ability to compete in the pharmaceutical industry, including with respect to existing therapies, emerging potentially competitive therapies and with competitive generic products;
•
our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others;
•
side effects or adverse events associated with the use of our product candidates;
•
our ability to defend against costly and damaging liability claims resulting from the testing of our product candidates in the clinic or, if, approved, any commercial sales;
•
the loss of any of our key personnel;
•
our estimates of market sizes and anticipated uses of our product candidates;
•
our estimates of future performance;
•
our estimates regarding anticipated operating losses, future revenues, expenses, capital requirements and our needs for additional financing;
•
our ability to comply with existing or future laws and regulations in a cost-efficient manner;
•
our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws (including the Biosecure Act);
•
our ability to maintain an effective system of internal control over financial reporting;
•
our expectations regarding the time during which we will be a foreign private issuer;
•
changes and uncertainty in general market, political and economic conditions, including as a result of inflation and the conflict between Russia and Ukraine and the conflict in the Middle East; and
•
changes in regulations and customs, tariffs and trade barriers.

You should refer to “ITEM 3. Key information—D. Risk factors.” section of our Annual Report and under “Risk factors” in any other periodic filings with the Securities and Exchange Commission for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this management’s discussion and analysis will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements that “we believe” and other similar statements reflect our belief and opinions on the relevant subject. These statements are based upon information available to us as of the date of this management’s discussion and analysis, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.